EXHIBIT (a)(5)(ii)

Investor Contact: (800) 262-1122

FOR IMMEDIATE RELEASE

EATON VANCE MUNICIPAL BOND FUND

ANNOUNCES COMMENCEMENT OF TENDER OFFER

BOSTON, MA, August 6, 2025 - Eaton Vance Municipal Bond Fund (NYSE American: EIM) (the “Fund”) announced today the commencement of a cash tender offer (the “Tender Offer”) for up to 5% of its outstanding common shares at a price per share equal to 98% of its net asset value (“NAV”) per share, determined as of the close of regular trading on the New York Stock Exchange on the day the Tender Offer expires. The Tender Offer will expire on September 4, 2025 at 5:00 p.m. Eastern Time or on such later date to which the offer is extended. If the number of common shares tendered exceeds the maximum amount of the Tender Offer, the Fund will purchase shares from tendering shareholders on a pro-rata basis (disregarding fractional shares). Accordingly, there is no assurance that the Fund will purchase all of a shareholder's tendered common shares in connection with the Tender Offer. The Fund may determine not to accept shares tendered in the Tender Offer under various circumstances, as set forth in the offering materials.

The Fund may sell portfolio instruments during the pendency of its Tender Offer to raise cash for the purchase of common shares. If so, it is likely that during the pendency of the Tender Offer, and possibly for a short time thereafter, the Fund will hold a greater than normal percentage of its net assets in cash and cash equivalents.

The Tender Offer is being made on the terms and subject to the conditions set forth in the Fund’s tender offer statement on Schedule TO (including an offer to purchase, a related letter of transmittal and other offer documents) that has been filed with the Securities and Exchange Commission (the “SEC”). All of these documents contain important information about the Tender Offer. Shareholders of the Fund should read the documents carefully as they contain important information about the Tender Offer. Shareholders of the Fund can obtain a free copy of the documents at the SEC’s website at www.sec.gov or from the Fund by calling EQ Fund Solutions, LLC, the Fund’s information agent for the tender offer, at (877) 732-3614.

This press release is not a recommendation, an offer to purchase, or a solicitation of an offer to sell shares of the Fund and is not a prospectus, circular or representation intended for use in the purchase or sale of Fund shares.

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About the Fund

Except for sales of shares pursuant to a tender offer, common shares of the Fund are available for purchase or sale only through secondary market trading at their current market price. Shares of closed-end funds (such as the Fund) often trade at a discount from their NAV. The market price of Fund shares may vary from NAV based on factors affecting the supply and demand for shares, such as Fund distribution rates relative to similar investments, investors’ expectations for future distribution changes, the clarity of the Fund’s investment strategy and future return expectations, and investors’ confidence in the underlying markets in which the Fund invests. Fund shares are subject to investment risk, including possible loss of principal invested. Fund shares are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. The Fund is not a complete investment program and you may lose money investing in the Fund. An investment in the Fund may not be appropriate for all investors. Before investing in the Fund, prospective investors should consider carefully the Fund’s investment objective, strategies, risks, charges and expenses.

Eaton Vance is part of Morgan Stanley Investment Management, the asset management division of Morgan Stanley.

About Morgan Stanley Investment Management

Morgan Stanley Investment Management, together with its investment advisory affiliates, has more than 1,400 investment professionals around the world and $1.7 trillion in assets under management or supervision as of June 30, 2025. Morgan Stanley Investment Management strives to provide outstanding long-term investment performance, service, and a comprehensive suite of investment management solutions to a diverse client base, which includes governments, institutions, corporations and individuals worldwide. For further information about Morgan Stanley Investment Management, please visit www.morganstanley.com/im.

About Morgan Stanley

Morgan Stanley (NYSE: MS) is a leading global financial services firm providing a wide range of investment banking, securities, wealth management and investment management services. With offices in 42 countries, the Firm's employees serve clients worldwide including corporations, governments, institutions and individuals. For more information about Morgan Stanley, please visit www.morganstanley.com.

Important Notice

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Fund. The Tender Offer will be made only by an offer to purchase, a related letter of transmittal and other documents filed with the SEC as exhibits to a tender offer statement on Schedule TO, with all such documents available on the SEC’s website at www.sec.gov. For the Tender Offer, the Fund will also make available to shareholders without charge the offer to purchase and the letter of transmittal. Shareholders should read these documents carefully, as they contain important information about the Tender Offer.

This press release is for informational purposes only and is not intended to, and does not, constitute an offer to purchase or sell shares of the Fund. Additional information about the Fund, including performance and portfolio characteristic information, is available at eatonvance.com.

Statements in this press release that are not historical facts are “forward-looking statements” as defined by the U.S. securities laws. You should exercise caution in interpreting and relying on forward-looking statements because they are subject to uncertainties and other factors which are, in some cases, beyond the Fund’s control and could cause actual results to differ materially from those set forth in the forward-looking statements. All forward-looking statements are as of the date of this release only; the Fund undertakes no obligation to update or review any forward-looking statements.